Exhibit 99.1

BriaCell Therapeutics Corp. Announces Closing of US$27.2 Million Private Placement

Berkeley, Calif. And Vancouver, British Columbia, June 07, 2021 – (GLOBE NEWSWIRE) BriaCell Therapeutics Corp. (NASDAQ: BCTX, BCTXW)(TSX-V:BCT) (the “Company” or “BriaCell”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announced that it has closed its previously announced private placement of (i) 4,370,343 common shares at a purchase price of US$5.26, (ii) 800,000 pre-funded common share purchase warrants at a purchase price of US$5.25 (exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share) and (iii) 5,170,343 warrants to purchase up to 5,170,343 common shares, which resulted in gross proceeds to BriaCell of US$27.2 million, before deducting offering expenses (the “Offering”). The Company expects to use the net proceeds of the private placement to further advance its research and development pipeline and for general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc. (the “Placement Agent”), acted as sole placement agent for the private placement offering.

The securities offered and sold by BriaCell in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. BriaCell has agreed to file a registration statement with the SEC covering the resale of the shares of common stock and shares underlying the warrants issued in the private placement. Any resale of BriaCell’s shares under such resale registration statement will be made only by means of a prospectus.

In connection with the Offering, the Company has agreed to: 1) pay the Placement Agent a cash commission equal to 8.0% of the gross proceeds of the Offering; 2) reimburse the Placement Agent for all reasonable and out-of-pocket expenses of the Placement Agent; and 3) issue to the Placement Agent compensation warrants (the “Compensation Warrants”) equal to 5.0% of the common shares (or common share equivalents in lieu thereof) sold in the Offering, subject to compliance with all required regulatory approvals. Each Compensation Warrants will entitle the Placement Agent to purchase one common share of the Company at an exercise price per Compensation Warrant that is equal to US$6.19 and have a term of 5 years from the closing of the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” and in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD
President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com